UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 2, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UGI Corporation – File No. 1-11071
AmeriGas Partners, L.P. – File No. 1-13692

CF# 36393

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       UGI Corporation and AmeriGas Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to Form 10-Qs filed on May 8, 2018.

       Based on representations by UGI Corporation and AmeriGas Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

UGI Corporation	Exhibit 10.6	through March 15, 2021
AmeriGas Partners, L.P.	Exhibit 10.2	through March 15, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                     Brent J. Fields
                                     Secretary